ERISA Fidelity Bond

For Non-Union Employee Welfare and Pension Benefit Plans Subject to ERISA

Company Name: Hartford Fire Insurance Company

BOND NUMBER: 57BDDDX4640

Company Code: 1

DECLARATIONS

ITEM 1: Insured:  Entertainment Capital Corporation

and any other employee welfare or pension benefit plan subject to the Employee Retirement Income Security Act of 1974, and any amendment thereto, for which the entity identified in ITEM 2. is the Insured Plan(s) Sponsor during the Bond Period.

ITEM 2: Insured Plan(s) Sponsor:

ITEM 3: Mailing Address: 43180 Business Park Drive, Suite 202, Temecula, CA 92590

ITEM 4:  Bond Period:  From  March 14, 2006  until cancel   12:01 a.m. local time at the address shown in ITEM 3

ITEM 5: Limit of Liability: $ 200,000

ITEM 6: Riders: This Bond includes the following riders at inception: CLAIM-03, F-4262-0, F-4265-0, F-4336-0, F-4347-0

ITEM 7: Cancellation of Prior Insurance: By the acceptance of this Bond, you give notice to us terminating or cancelling prior bonds or policies numbered ________________. The termination or cancellation is effective as of the time this Bond becomes effective.

ITEM 8: Address for Claim Notices to Company:

The Hartford, Attn: Bond Claim

Hartford Plaza, 690 Asylum Avenue

Hartford, CT 06115

This Bond has been signed by our President and Corporate Secretary, but it shall not be binding unless it is countersigned by our authorized representative.

/s/ Brian S. Becker	/s/ David Zwiener
Brian S. Becker, Corporate Secretary	David Zwiener, President

Countersigned by: ___________________________________
, Authorized Representative

In consideration of the payment of premium and subject to all of the terms of this Bond, we agree with you to provide coverage as stated in the Bond. Various provisions in this Bond restrict coverage. Read the entire Bond carefully to determine rights, duties and what is or is not covered.

Throughout this Bond the words “you” and “your” refer to the Insured shown in ITEM 1. The words “we”, “us” and “our” refer to the Company providing this Bond. Words and phrases in quotation marks are defined in the Bond.

I. INSURING AGREEMENT

We will pay only for loss of your “funds or other property”:

A. which results directly from “fraud or dishonesty” committed by an “employee” of any “employee benefit plan(s)” who is also an “employee” of the Insured Plan(s) Sponsor, while acting alone or in collusion with other persons; and

B. which results from acts committed or events occurring at any time and discovered by you during the Bond Period shown in the Declarations or no later than one year following the termination or cancellation of the Bond.

II. LIMIT OF LIABILITY

The most we will pay for loss in any one “occurence” is the applicable Limit of Liability shown in the Declarations.

If two or more “employee benefit plan(s)” are insured jointly under this Bond, you must select a Limit of Liability that is sufficient to provide a Limit of Liability for each plan which is at least equal to that required under “ERISA” as if each plan was separately insured. If, at the inception of this Bond the Limit of Liability is equal to or greater than that required under “ERISA”, then the Limit of Liability applicable to any insured “employee benefit plan(s)” at the time a loss is discovered shall equal the amount required under “ERISA” at the beginning of the “employee benefit plan(s)” current fiscal year, but in no event to exceed $500,000 (Five Hundred Thousand Dollars) per Insured .employee benefit plan. If two or more .employee benefit plans. are insured jointly under this Bond, any payment which we make for loss sustained by two or more plans, or of commingled “funds or other property” of two or more plans, which arises out of one “occurence” will be shared by each plan sustaining loss in the proportion that the Limit of Liability required under “ERISA” for each plan bears to the total of those limits.

III. DEFINITIONS

A. “Employee” means any natural person who is:

1. a trustee, officer, employee, administrator or manager, except a trustee, administrator or manager who is an independent contractor, of any “employee benefit plan(s)” insured under this Bond; or

2. a director or trustee of the Insured Plan(s) Sponsor while that person is handling “funds or other property”.

B. “Employee benefit plan(s)” means any employee welfare or pension benefit plan that is subject to “ERISA”.

C. “ERISA” means the Employee Retirement Income Security Act of 1974 or any amendment thereof.

D. “Fraud or dishonesty” has the meaning as set forth in “ERISA” Title 29 Code of Federal Regulations Section 2580.412-9.

E. “funds or other property” has the meaning as set forth in “ERISA” Title 29 Code of Federal Regulations Section 2580.412-4.

F. “Insured Plan(s) Sponsor” means the entity shown in Item 2. of the Declarations that establishes or maintains the insured “employee benefit plan(s)”

G. “Occurence” means an actual or alleged act or series of acts involving the “fraud or dishonesty” of one or more “employee(s)” of an “employee benefit plan(s)”, whether acting alone or in collusion with others, that results in the loss of your “funds or other property”.

IV. EXCLUSIONS

This Bond does not apply to and we will not pay for:

A. EMPLOYEE CANCELLED UNDER PRIOR INSURANCE

Loss caused by any “Employee” of yours, or predecessor in interest of yours, for whom similar prior insurance has been cancelled and not reinstated since the last cancellation.

B. INDIRECT LOSS

Loss that is an indirect result of any act or “occurence” covered by this Bond, including but not limited to loss resulting from:

1. your inability to realize income that you would have realized had there been no loss of or damage to your “funds or other property”; or

2. payment of damages of any type for which you are legally liable except compensatory damages arising directly from a loss covered under this

Bond; or

3. payment of costs, fees or other expenses you incur in establishing either the existence of or the amount of loss under this Bond.

C. LEGAL EXPENSES

Expenses related to any legal action.

V. GENERAL CONDITIONS

A. CANCELLATION AS TO ANY EMPLOYEE

This Bond is cancelled as to any “Employee”:

1. immediately upon discovery by an insured .employee benefit plan. or the Insured Plan(s) Sponsor of “fraud or dishonesty” committed by the

“Employee” whether before or after becoming employed by the Insured Plan(s) Sponsor; or

2. on the date specified in a notice mailed to you. The date will be at least thirty days after the date of the mailing. The mailing of notice to you at the last mailing address known to us will be sufficient proof of notice. Delivery of notice is the same as mailing.

B. CANCELLATION OR NON-RENEWAL OF THE POLICY

1. The Insured shown in ITEM 1 of the Declarations may cancel this Bond by mailing or delivering to us advance written notice of cancellation.

2. We may cancel this Bond by mailing or delivering to the Insured shown in ITEM 1 of the Declarations written notice of cancellation at least:

(a) ten days before the effective date of cancellation if we cancel for non-payment of premium; or

(b) ninety days before the effective date of cancellation if we cancel for any other reason.

3. If this Bond is cancelled, we will send the insured “employee benefit plan(s)” any premium refund due calculated on a pro rata basis. The cancellation will be effective even if we have not made or offered a refund.

4. We may elect not to renew this Bond at any annual anniversary date. If we decide not to renew this Bond, we will mail or deliver to the Insured shown in ITEM 1of the Declarations written notice at least ninety days before the annual anniversary date.

5. We will mail or deliver our notice to your last mailing address known to us.

6. The notice will state the effective date of cancellation or non-renewal. The Bond Period will end on that date.

7. If notice of cancellation or notice of non-renewal is mailed, proof of mailing will be sufficient proof of notice.

C. CHANGES

This Bond contains all of the agreements between you and us concerning the insurance afforded. You are authorized to make changes in the terms of this Bond with our consent, however, this Bond’s terms can be amended or waived only by rider issued by us and made part of this Bond.

D. CONCEALMENT, MISREPRESENTATION OR FRAUD

This Bond is void in any case of fraud by you as it relates to this Bond at any time. It is also void if, at any time, you or the Insured Plan(s) Sponsor intentionally conceal or misrepresent a material fact concerning this Bond, the “funds or other property” covered under this Bond, your interest in the “funds or other property” covered under this Bond, or a claim under this Bond.

E. DISCOVERY

Discovery of loss occurs:

1. when you first become aware of facts which would cause a reasonable person to assume that a loss covered by this Bond has been, or may be incurred, even though the exact amount or the details of the loss may not then be known; or

2. when you receive notice of an actual or potential claim against you alleging facts which, if true, would constitute a covered loss under this Bond.

F. DISCOVERY SUPERSEDING LOSS SUSTAINED COVERAGE . LIABILITY FOR PRIOR LOSSES

1. If this Bond replaces similar prior insurance written by an insurer other than us, and such other insurance provided a period of time to discover loss occurring prior to the termination or cancellation of that coverage, and a loss is discovered within the period provided by the prior insurance to discover loss, we will not pay for such loss unless the amount exceeds the limit of insurance under said prior insurance. We will then only pay you for any excess loss subject to the Insuring Agreement, Exclusions and General Conditions of this Bond.

2. Any payment that we make to you under this Bond shall not exceed the difference between the amount of insurance under your prior bond or policy and the Limit of Liability shown in the Declarations.

G. DUTIES IN THE EVENT OF LOSS

After you discover a loss or a situation that may result in a loss of “funds or other property” you must:

1. notify us as soon as possible but no later than sixty days after discovery of loss;

2. submit to examination under oath at our request and give us a signed statement of your answers;

3. give us a detailed, sworn proof of loss within 120 days;

4. cooperate with us in the investigation and settlement of any claim;

5. permit us access to your premises and your books and records; and

6. assist us, upon our request, in the enforcement of any right against any person or organization which may be liable to you for loss to which this coverage also applies.

H. LEGAL ACTION AGAINST US

You may not bring legal action against us involving loss:

1. unless you have complied with all the terms of this Bond;

2. until ninety days after you have filed proof of loss with us; and

3. unless such action is brought within two years from the date that you discover such loss.

I. NON-ACCUMULATION OF LIMIT OF INSURANCE

Regardless of the number of years this Bond remains in force or the number of premiums paid, no Limit of Liability cumulates from year to year or Bond Period to Bond Period.

J. OTHER INSURANCE

This Bond does not apply to loss recoverable or recovered under other insurance or indemnity written by an insurer other than us. Subject to the Limit of Liability of this Bond, if the limit of the other insurance or indemnity is insufficient to cover the entire amount of the loss, this Bond will apply to that part of the loss not recoverable or recovered under the other insurance or indemnity.

In the event of loss covered under this Bond and another policy written by us, whether caused by one “Employee” acting alone or in collusion with other “employees”, the policies shall not be cumulative in amount. Our liability under this Bond and another bond or policy written by us with respect to losses for the same “occurence” shall not exceed the larger Limit of Liability of such bonds or policies.

K. OWNERSHIP OF PROPERTY - INTERESTS COVERED

The “funds or other property” covered under this Bond are limited to “funds or other property” owned or held by an insured “employee benefit plan”.

L. RECORDS

You must keep records of all “funds or other property” so we can verify the amount of any loss.

M. RECOVERIES

Any recoveries, less the cost of obtaining them, made after settlement of loss covered by this Bond will be distributed as follows:

1. To you, until you are reimbursed for any loss that you sustain that exceeds the Limit of Liability;

2. Then to us until we are reimbursed for the settlement made.

Recoveries do not include any recovery from insurance, suretyship or reinsurance or of original securities after duplicates of them have been issued.

N. TRANSFER OF YOUR RIGHTS AND DUTIES UNDER THIS POLICY

Your rights and duties under this Bond may not be transferred without our written consent.

O. VALUATION

The value of “funds or other property” shall be determined by the market value of such “funds or other property” on the date the loss was discovered. If no market price is quoted for such “funds or other property” the value shall be fixed by agreement between you and us or by arbitration.